UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549				--------------------------------
FORM N-17f-2					        OMB Approval
						--------------------------------
Certificate of Accounting of Securities 	OMB Number:	       3235-0360
and Similar Investments in the Custody		Expires		   April 30, 2012
of Management Investment Companies		Estimate average burden hours
						hours per response  . . . .2.0
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]	--------------------------------

1. Investment Company Act File Number: 		Date examination completed:
811-6155					May 25, 2010

2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):	N/A

3. Exact name of investment company as specified in registration statement:
	American National Investment Accounts, Inc.

4. Address of principal executive office(number, street, city, state, zip code) 2450 South Shore Blvd., Suite 400
	League City, TX 77573

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
American National Investment Accounts, Inc.
League City, Texas

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American National Investment Accounts, Inc. (including the Growth portfolio, Equity Income portfolio, Balanced portfolio, Money Market portfolio) (the Company), complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2009:

*Confirmation of all securities held by The Depository Trust Company and the Federal Reserve Bank of Philadelphia in book entry form.

* Reconciliation of all such securities to the books and records of the Company and the custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that American National Investment Accounts, Inc., complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2009, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of American National Investment Accounts, Inc., and the Securities and Exchange Commission, and is not intended to be, and should not be, used by anyone other than these specified parties.

/s/ BKD, LLP
Houston, Texas
May 25, 2010




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940


We, as members of management of American National Investment Accounts, Inc. (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of February 28, 2009 and from December 31, 2008 through February 28, 2009.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2009, and from December 31, 2008 through February 28, 2009, with respect to securities reflected in the investment accounts of the Company.

American National Investment Accounts, Inc.
By:


/s/ Brenda Koelemay
Brenda T. Koelemay, Chief Financial Officer